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                                                                    Exhibit 99.7

[HIGHFIELDS CAPITAL LETTERHEAD]



March 26, 2002

Ms. M. Christine DeVita
President
Wallace-Reader's Digest Funds
Two Park Avenue, 23rd Floor
New York, NY 10016

BY FAX: 212-679-6990

Dear Chris,

Highfields Capital Management LP and its funds (collectively, "Highfields") hereby increases its proposed exchange offer. Highfields is currently offering to exchange one of its Class A Nonvoting Shares (the "A Shares") of The Reader's Digest Association, Inc. (the "Company") plus $5.00 for each of the Class B Voting Shares (the "B Shares") of the Company currently held by the Wallace-Reader's Digest Funds (the "Wallace Funds"). Based on the Company's most recent proxy, we understand that the Wallace Funds own 6.2 million B Shares. Highfields owns 8.4 million A Shares and 0.4 million B Shares that together are currently worth approximately $190 million.

This new offer supercedes our prior offer of February 27, 2002 and expires at 4:00 p.m. on Tuesday, April 2, 2002. In order to ensure a more timely review of this offer than the first one received, we are simultaneously sending a copy of this letter to each member of the Board of Directors of the Wallace Funds. As was the case with our prior offer, this offer is not conditional on financing and is subject only to: (a) the exchange of all the B Shares held by the Wallace Funds; (b) preservation of the voting rights of the exchanged B Shares; (c) no acceleration of Company indebtedness as a result of the exchange; and (d) receipt of any required regulatory approvals such as HSR.

Based on yesterday's closing market prices of $21.55 per A Share and $22.25 per B Share, one A Share plus $5.00 represents a 23% premium to the current price of an A Share. Such a substantial premium has never before been available to the Wallace Funds. To the contrary, the Wallace Funds have a history of exchanging B Shares for A Shares at a substantial discount.

On September 24, 1999 the Wallace Funds exchanged approximately 9.3 million B Shares with the Company for approximately 8.0 million A Shares, representing an exchange ratio of 0.865 A Shares per B Share. In contrast, our offer represents an exchange ratio of 1.000 (16% better than when the Wallace Funds last exchanged B

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Shares for A Shares) plus an immediate payment of $31 million in cash (for a total premium of approximately 40% relative to the 1999 exchange). As was the case with the 1999 transaction, our offer allows the Wallace Funds to maintain their share ownership and economic interest in the Company. Furthermore, upon consummation of this offer, the Wallace Funds would remain the Company's largest shareholder and would continue to hold two of ten board seats.

Immediately after consummation of this offer, Highfields' intentions are to cause the Company to:

-    focus on existing businesses that should be grown, run for cash or sold;

- alter the Company's capital structure to one that is more appropriate given the cash flow characteristics of its portfolio of businesses; and

- collapse all A and B Shares into new `one share/one vote' shares, without payment of any additional consideration, effective no later than the Company's annual meeting in 2003, thus affording every common share a vote for the purposes of voting on directors and other matters (as is currently the case with 99% of other publicly traded companies in the U.S.).

To be clear, Highfields is willing to pay the Wallace Funds $31 million for voting control of the Company and then give up that control for the benefit of all shareholders including the Wallace Funds. Certainly the immediate benefit to the beneficiaries of the Wallace Funds would be substantial.

Alternatively, should you no longer wish to be economically exposed to the Company, we reiterate our willingness to enter into negotiations with you concerning an outright purchase of the Wallace Funds' B Shares. We will honor this option until the same expiration date for the offer above.

We are troubled by the strategic direction of the Company. Historically, the Company's directors have erred on the conservative side with regard to the Company's capital structure; management has consistently communicated to us that the Board was not willing to jeopardize the Company's investment grade rating under any circumstances. After reviewing the recently announced Reiman Publications transaction, Standard & Poor's downgraded the Company's debt rating to junk status. This is quite an about face. We are amazed that the Company's Board approved a transaction involving borrowing $760 million to pay a premium multiple for a business with questionable growth prospects and aging demographics.

In addition, management's expectations for the cost of this borrowing are unrealistically low. If this critical variable proves to be substantially more expensive than expected,

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further value will be destroyed as a consequence of this acquisition. In light of the Company's past and present financial performance, we would not be surprised if the planned financing for the transaction proves to be very difficult to obtain under the terms outlined by management on their recent conference call. It also strikes us as a huge conflict of interest that the Company received a financing commitment from JPMorgan, one of Reiman's financial advisors and also a part-owner of that company.

As reported recently by The Wall Street Journal, the Company's largest holder of B Shares (other than the Wallace Funds) and another substantial owner of A Shares apparently share our view that the Reiman acquisition is ill-conceived and that the Company would be better served by focusing on its own operations and generating cash to repurchase shares. We also have reason to believe that at least one of the Company's directors abstained, objected or voted against the Reiman transaction. We are shocked that the rest of the Company's Board would take such an enormous and unprecedented financial risk, particularly given management's well-documented difficulties in fixing existing operating problems and mixed track record in making acquisitions.

You and the Company's management have also consistently maintained that the Wallace Funds do not control the Company, despite the Wallace Funds' ownership of 50% of the voting B Shares, representing only 6% of the total shares outstanding. While the Company's Board may think it is acting in the shareholders' best interests, it is not accountable to all the shareholders. Only the Wallace Funds have the power to hire and fire directors to whom management reports. It is hard to imagine that the Company's protracted miserable performance and governance defects are coincidental.

At Highfields we take our fiduciary duty to our investors very seriously; hence our persistent efforts to protect and enhance the value of one of our larger holdings. The beneficiaries of your organization and the communities they serve would be well served by such a focus on value maximization; the Board of the Wallace Funds has a civic responsibility to do so. Certainly receiving $31 million for control rights you claim not to have would be a very good place to start.

Sincerely,



Richard Grubman
Managing Director

cc:  Members of the Board of Directors of the Wallace Funds